SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                              (Amendment No. )(1)

                               Chilesat Corp. S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Common Shares, with no par value (the "Shares)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87957Q 10 2
                -------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avida Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 28, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                       (Continued on the following pages)

------------------

          1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carlos Slim Helu

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carlos Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Marco Antonio Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Patrick Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Maria Soumaya Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Vanessa Paola Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Johanna Monique Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carso Global Telecom S.A. de C.V.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   87957Q 10 2                  13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Telefonos de Mexico, S.A. de C.V.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
   3   SEC USE ONLY


   4   SOURCE OF FUNDS*

       AF (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                        7   SOLE VOTING POWER

                            0

                        8   SHARED VOTING POWER
      NUMBER OF
       SHARES               401,254,848 Common Shares (See Items 5(a) and 5(b))
    BENEFICIALLY
      OWNED BY
   EACH REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                0

                       10   SHARED DISPOSITIVE POWER

                            401,254,848 Common Shares (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,254,848 Common Shares (See Items 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       85.4% of Common Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
               This statement relates to the shares (the "Shares") of capital stock, without par value of Chilesat Corp S.A., a corporation formed under the laws of the Republic of Chile (the "Issuer"). The principal executive offices of the Issuer are located at Rinconada El Salto 202, Huechuraba, Santiago, Chile.

Item 2.        Identity and Background.
-------        ------------------------

               This Statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

               (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"). CGT, through its direct ownership of A shares and AA shares of Telefonos de Mexico, S.A. de C.V. ("Telmex") and pursuant to written agreements, with the exception of the appointment of members to the board of directors and the executive committee, CGT may direct the voting of the AA shares of Telmex owned by SBC International, Inc., and, as a result thereof, may be deemed to control Telmex. As a result, each member of the Slim Family may be deemed to share beneficial ownership of all Shares beneficially owned by these entities.

               (2) CGT is a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Mexico"). CGT is a holding company whose principal asset consists of A shares and AA shares of Telmex.

               (3) Telmex is a sociedad anonima de capital variable organized under the laws of Mexico. Telmex owns and operates the largest telecommunications system in Mexico; it is the only nationwide provider of fixed-line telephony services and a leading provider of fixed local and long distance telephone services as well as Internet access in Mexico. Shares reported as beneficially owned by Telmex include Shares owned by its wholly owned subsidiary, Telmex Chile Holding S.A., a corporation formed under the laws of the Republic of Chile ("Telmex Chile").

               The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of CGT and Telmex are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.
-------        --------------------------------------------------

               As more fully described under Item 4, pursuant to the Share Purchase Agreement (as defined below), the aggregate amount of funds of Telmex Chile required to purchase the 70,310,008 Shares (at a price of 154.23 Chilean pesos per Share) from Redes Opticas S.A., a corporation organized under the laws of the Republic of Chile ("Redes") and the 117,565,186 Shares (at a price of 154.23 Chilean pesos per Share) from Redes Opticas (Cayman) Corp., an exempted company incorporated under the laws of the Cayman Islands ("Redes Cayman"), pursuant to the Share Purchase Agreement is U.S.$47,017,575 (28,975,991,171 Chilean pesos translated to U.S. dollars at an exchange rate of 616.28 Chilean pesos per U.S. dollar). The funds used to purchase these Shares were obtained from the working capital of Telmex Chile.

               Pursuant to, and subject to the conditions of, the Promise Agreement (as defined below) Telmex Chile has agreed to launch a public tender offer to purchase the remaining Shares (at a price of 154.23 Chilean pesos per Share). Telmex Chile will declare such public tender offer successful if Redes validly tenders and does not withdraw 213,379,654 Shares and Telmex Chile purchases such 213,379,654 Shares, for an aggregate amount of U.S.$53,400,312 (32,909,544,036 Chilean pesos translated to U.S. dollars at an exchange rate of 616.28 Chilean pesos per U.S. dollar). The funds to be used to purchase these Shares will be obtained from working capital of Telmex Chile.

Item 4.        Purpose of Transaction.
-------        -----------------------

               The purpose of this Schedule 13D is to report that on April 28, 2004, Telmex Chile entered into a series of transactions (described below) as a result of which it intends to obtain control of the Issuer.

               (i) Telmex Chile entered into an agreement (the "Share Purchase Agreement") with Redes and Redes Cayman, pursuant to which Telmex Chile purchased from Redes and Redes Cayman 70,310,008 and 117,565,186 Shares, respectively, representing 14.9695% and 25.0305%, respectively, of the outstanding Shares.

               (ii) Concurrently with the Share Purchase Agreement, Telmex Chile entered into an agreement (the "Promise Agreement") with Redes pursuant to which Telmex Chile agrees to launch a public tender offer in accordance with the applicable laws and regulations of Chile for 100% of the Shares (excluding the Shares owned by Telmex Chile following execution of the Share Purchase Agreement) in accordance with the terms and conditions of the Promise Agreement. Redes has agreed to tender the 213,379,654 Shares, 45.4301% of the outstanding Shares, it owns in such tender offer provided the tender offer is done in accordance with the terms set forth in the Promise Agreement.

               (iii) Telmex Chile executed a pledge (the "Telmex Chile Pledge") for the benefit of Redes and Redes Cayman to secure the indemnification obligations of Telmex Chile under the Promise Agreement and the Share Purchase Agreement.

               (iv) Redes executed a pledge (the "Redes Pledge") for the benefit of Telmex Chile to secure a portion of Redes' payment obligation under the Promise Agreement in the event that Telmex Chile exercises its Right of Sale (as defined it Item 6) and Redes must pay the corresponding purchase price in connection with such Right of Sale.

               The foregoing description of each of the Share Purchase Agreement, the Promise Agreement, the Telmex Chile Pledge, and the Redes Pledge, above and herein is qualified in its entirety by the English translation of such agreement attached hereto as Exhibits 3-6 below and incorporated herein by reference.

               Subject to the terms and conditions of the Promise Agreement, on May 5, 2004, Telmex Chile launched a public tender offer for 100% of the Shares (excluding the Shares owned by Telmex Chile following execution of the Share Purchase Agreement) (the "Issuer Tender Offer"), in accordance with the applicable laws and regulations of Chile. Pursuant to the Promise Agreement, Telmex Chile has the right to appoint a comptroller and a director to the board of directors of the Issuer within five business days following the announcement of the Issuer Tender Offer.

               If the Issuer Tender Offer by Telmex Chile is not consummated, whether the Reporting Persons purchase any additional Shares on terms similar to those described herein or otherwise and the amount and timing of any such transactions, will depend upon the Reporting Persons' continuing assessment of pertinent factors including the business affairs of the Issuer, market and general economic conditions, the availability of capital stock at favorable prices, alternative investment opportunities available to the Reporting Persons, the strategic value to the Reporting Persons of the capital stock or control of the Issuer and other factors deemed relevant by the Reporting Persons. Additionally, the Reporting Persons may acquire, or acquire rights to acquire, additional shares of capital stock or other securities of the Issuer by means of open market purchases, brokerage transactions, privately negotiated transactions, a business combination, merger, tender offer or other form of transaction involving the Issuer, all in accordance with Chilean and U.S. law. The number of Shares, if any, that Telmex Chile may ultimately acquire in the Issuer Tender Offer cannot be determined as of the date of this filing and will depend, among other things, upon whether any other holders tender Shares.

               Except as set forth in this Statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.        Interest in Securities of the Issuer.
-------        -------------------------------------

               (a) The Reporting Persons have, as of May 8, 2004, the following interests in Shares:

                                                                         Assuming acquisition of Shares
                                                                      currently held by Redes in Issuer
                                        Shares (1)                            Tender Offer (1)(2)
                               -------------------------------        -------------------------------
                                 Number             % of Class           Number            % of Class
                               -----------          ----------        -----------          ----------
Carlos Slim Helu...........    187,875,194             40.0%           401,254,848             85.4%
Carlos Slim Domit..........    187,875,194             40.0%           401,254,848             85.4%
Marco Antonio Slim Domit...    187,875,194             40.0%           401,254,848             85.4%
Patrick Slim Domit.........    187,875,194             40.0%           401,254,848             85.4%
Maria Soumaya Slim Domit...    187,875,194             40.0%           401,254,848             85.4%
Vanessa Paola Slim Domit...    187,875,194             40.0%           401,254,848             85.4%
Johanna Monique Domit......    187,875,194             40.0%           401,254,848             85.4%
CGT........................    187,875,194             40.0%           401,254,848             85.4%
Telmex.....................    187,875,194             40.0%           401,254,848             85.4%


(1) Based upon 469,687,984 Shares outstanding, subscribed and paid, as of April 2, 2004.

(2) Based upon the assumption that Telmex Chile purchases 213,379,654 Shares (or 45.4301% of the outstanding Shares) from Redes in accordance with the terms set forth in the Promise Agreement described in Items 4 and 6.


        (b) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT and Telmex, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any Shares controlled by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the Shares owned by the Reporting Persons.

        (c) As described in Item 4 and Item 6, during the past 60 days, Telmex Chile effected one transaction in Shares. Pursuant to the Share Purchase Agreement, on April 28, 2004, Telmex Chile purchased from Redes and Redes Cayman 70,310,008 Shares and 117,565,186 Shares, respectively, at a price of 154.23 Chilean pesos per Share.

        (d) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT and Telmex, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Shares controlled by such persons. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, Shares owned by the Reporting Persons.

        (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------

        Share Purchase Agreement

        On April 28, 2004, Telmex Chile entered into the Share Purchase Agreement with Redes and Redes Cayman, an English translation of which is annexed hereto as Exhibit 3 and which is incorporated herein by reference. Pursuant to the Share Purchase Agreement, Telmex Chile agreed to purchase from Redes and Redes Cayman 70,310,008 Shares and 117,565,186 Shares, representing 14.9695% and 25.0305%, respectively, of the total outstanding Shares. The Share Purchase Agreement provides for a post-closing purchase price adjustment based on the amount of net debt and working capital of the Issuer as of March 31, 2004, as determined in accordance with the procedures outlined in the Share Purchase Agreement. In addition, Telmex Chile may be indemnified (in an amount limited to $18,050,000) as a result of the breach of any representation or warranty made by Redes or Redes Cayman.

        Promise Agreement

         On April 28, 2004, Telmex Chile and Redes executed the Promise Agreement, an English translation of which is annexed hereto as Exhibit 4 and which is incorporated herein by reference. Subject to the terms and conditions of the Promise Agreement, Telmex Chile intends to realize the Issuer Tender Offer for 100% of the Shares (excluding the Shares owned by Telmex Chile following execution of the Share Purchase Agreement). In accordance with Chilean law, Telmex Chile first agreed to announce a tender offer to realize a public tender offer for 50.1% of the shares of capital stock of Chilesat S.A., an affiliate of the Issuer (the "Affiliate Tender Offer") and subject to such Affiliate Tender Offer being unsuccessful, announced the Issuer Tender Offer on May 4, 2004. The Affiliate Tender Offer shall be conducted in accordance with the terms and conditions set forth in the Promise Agreement. Redes has agreed to tender its Shares pursuant to the Issuer Tender Offer and Telmex Chile has agreed to purchase such tendered Shares. Under the Promise Agreement, Telmex Chile has the right to appoint a comptroller and a director to the board of directors of the Issuer within five business days following the announcement of the Issuer Tender Offer.

        As of the date hereof, approximately 45.4301% of the Shares would be subject to the Promise Agreement. Shares held by other shareholders of the Issuer that are subject to drag-along rights are not part of the Share Purchase Agreement or the Promise Agreement, but Redes has agreed in the Promise Agreement to use its best efforts to include these Shares with the Shares to be sold pursuant to the Promise Agreement. Certain Shares previously pledged to Banco de Chile will not be included in the Shares to be sold pursuant to the Promise Agreement without its prior written consent. Redes may not sell its Shares to any other entity for the duration of the Issuer Tender Offer or during the first 120 days of a suspension of the Issuer Tender Offer, such 120-day period being calculated from the date of the announcement of the Issuer Tender Offer, if such suspension was not the fault of Redes. In the event that Telmex Chile fails to acquire at least 85.4301% of the Shares in the Issuer Tender Offer as a result of the failure to be validly tendered the requisite number of Shares or the Affiliate Tender Offer is successful or a competitive tender offer to the Affiliate Public Offering is declared successful, Telmex Chile has the right to put to Redes up to 187,875,194 Shares of the Issuer at the price of $0.50 per Share (the "Right of Sale"). If the Issuer Tender Offer fails for a reason other than the failures described in the foregoing sentence, Telmex Chile has the right to put to Redes up to 77,810,815 or 16.5664% of the Shares of the Issuer at the price of $0.25 per Share (the "Additional Right of Sale"). Telmex Chile may exercise its Right of Sale one time only and only during the fifteen
(15) business days following the date of the publication of the success of the Affiliate Public Offering or the failure of the Issuer Tender Offer and Telmex Chile may exercise its Additional Right of Sale one time only and only during the forty-five (45) business days following the earlier of (i) the date of publication of the notice of failure of the Issuer Tender Offer or (ii) in the event the Issuer Tender Offer is suspended, the date that is one hundred and twenty (120) calendar days from the date of the announcement of the Issuer Tender Offer.

         In addition, or as an alternative, to the right of Telmex Chile to exercise the Additional Right of Sale, Telmex Chile may exercise (i) tag-along rights pursuant to the terms and conditions set forth in the Promise Agreement in the event that Redes sells its Shares to any third party (other than a sale due to the exercise of the Additional Call Option under the Settlement Agreement) and (ii) a right of first refusal to be exercised any time Redes decides to sell Shares pursuant to the terms and conditions set forth in the Promise Agreement (other than a sale due to the exercise of the Additional Call Option under the Settlement Agreement).

         The Promise Agreement also includes drag-along rights to be exercised in the event that the Issuer Tender Offer fails and Telmex Chile owns directly or indirectly, more than 24.5% of the issued Shares, and as a result of the sale of Shares by Redes to a third party, Redes would lose control of the Issuer, Redes shall have the right to require Telmex Chile to sell its Shares to such third party to whom Redes is selling its Shares, under the same terms and conditions as Redes.

         Redes Pledge

         On April 28, 2004, Redes executed the Redes Pledge for the benefit of Telmex Chile, an English translation of which is annexed hereto as Exhibit 5 and which is incorporated herein by reference. Pursuant to the Redes Pledge, Redes pledged 213,379,654 Shares to guarantee a portion of Redes' payment obligation under the Promise Agreement to purchase Shares in the event Telmex Chile exercises the Right of Sale and Redes must pay the corresponding purchase price in connection with such Right of Sale.

         Telmex Chile Pledge

         On April 28, 2004, Telmex Chile executed the Telmex Chile Pledge for the benefit of Redes, an English translation of which is annexed hereto as
Exhibit 5 and which is incorporated herein by reference. Pursuant to the Telmex Chile Pledge, Telmex Chile pledged 187,875,194 Shares to guarantee a portion of the indemnification obligation of Telmex Chile under the Promise Agreement and the Share Purchase Agreement.

         Other than as disclosed herein and in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to Shares.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

         Exhibit No.       Description
         -----------       -----------

         1                 Powers of Attorney
         2                 Joint Filing Agreement
         3                 Share Purchase Agreement
         4                 Promise Agreement
         5                 Redes Pledge
         6                 Telmex Chile Pledge

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


         Carlos Slim Helu

         ----------------------------

         Carlos Slim Domit                     By: /s/ Rafael Robles Miaja
                                                   -----------------------
         ----------------------------              Rafael Robles Miaja
                                                   Attorney-in-Fact
         Marco Antonio Slim Domit                  May 7, 2004

         ----------------------------

         Patrick Slim Domit

         ----------------------------

         Maria Soumaya Slim Domit

         ----------------------------

         Vanessa Paola Slim Domit

         ----------------------------

         Johanna Monique Slim Domit

         ----------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         ----------------------------
         By: Armando Ibanez Vasquez
         Title: Chief Financial and
                Administrative Officer

         TELEFONOS DE MEXICO, S.A. DE C.V.

         ----------------------------
         By: Aldolfo Cerezo P.
         Title: Chief Financial Officer

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

Name                             Principal Occupation
----                             --------------------

Carlos Slim Helu                 Chairman Emeritus of the Board of Telefonos
                                 de Mexico, S.A. De C.V. and Carso Global
                                 Telecom, S.A. De C.V.

Carlos Slim Domit                Chairman of the Board of Telefonos de Mexico,
                                 S.A. De C.V., and Chairman of Grupo Carso,
                                 S.A. De C.V. and President of Grupo Sanborns,
                                 S.A. De C.V.

Marco Antonio Slim Domit         President of Grupo Financiero Inbursa,
                                 S.A. De C.V.

Patrick Slim Domit               Vice President of Commercial Markets of
                                 Telefonos de Mexico, S.A. De C.V.

Maria Soumaya Slim Domit         President of Museo Soumaya

Vanessa Paola Slim Domit         Private Investor

Johanna Monique Slim Domit       Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                    Principal Occupation
-----------------                    --------------------

Directors

Carlos Slim Helu (Director and       Chairman Emeritus of the Board of Telefonos
Chairman Emeritus of the Board)      de Mexico, S.A. de C.V. and Carso Global
                                     Telecom, S.A. de C.V.

Jaime Chico Pardo (Director and      President of Telefonos de Mexico, S.A. de
Vice Chairman of the Board)          C.V. and Vice President of Carso Global
                                     Telecom, S.A. de C.V.

Claudio X. Gonzalez Laporte          Chairman of the Board of Kimberly Clark
(Director)                           de Mexico, S.A. de C.V.

Humberto Gutierrez Olvera            General Director of Grupo Carso, S.A. de
Zubizaretta (Director)               C.V.

Juan Antonio Perez Simon             Vice-Chairman of Telefonos de Mexico, S.A.
(Director)                           de C.V. and Chairman of the Board of
                                     Sanborns Hermanos S.A.

Carlos Slim Domit (Director          Chairman of the Board of Telefonos de
and Chairman of the Board)           Mexico, S.A. De. C.V., Chairman of
                                     Grupo Carso, S.A. de C.V. and President
                                     of Grupo Sanborns, S.A. de C.V.

Executive Officers

Armando Ibanez (Chief Financial       Chief Financial Officer of Carso Global
Officer)                              Telecom, S.A. de C.V.

                        TELEFONOS DE MEXICO, S.A. DE C.V.
         Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico

Name and Position                         Principal Occupation
-----------------                         --------------------

Directors

Carlos Slim Helu                          Chairman Emeritus of the Board of
(Chairman Emeritus)                       Telefonos de Mexico, S.A. de C.V.,
                                          America Movil, S.A. de C.V. and Carso
                                          Global Telecom, S.A. de C.V.

Carlos Slim Domit (Chairman               Chairman of the Board of Telefonos de
of the Board; Chairman of the             Mexico, S.A. de C.V., Chairman of the
Executive Committee)                      Board of Grupo Carso, S.A.de C.V.,
                                          Grupo Sanborns, S.A. de C.V.; Member
                                          of the Board of Carso Global Telecom,
                                          S.A. de C.V. and America Telecom, S.A.
                                          de C.V.

Jaime Chico Pardo (Vice Chairman;         Chief Executive Officer of Telefonos
Member of the Executive Committee)        de Mexico, S.A. de C.V.

Emilio Azcarraga Jean (Director)          President of Grupo Televisa, S.A. de
                                          C.V.

Antonio Cosio Arino (Director;            General manager of Cia Industrial de
Alternate Member of the Executive         Tepeji del Rio, S.A. de C.V.
Committee)

Amparo Espinosa Rugarcia (Director)       President of the Center for Women's
                                          Studies in Mexico City

Elmer Franco Macias (Director)            President and Director of Grupo Infra,
                                          S.A. de C.V.

Angel Losada Moreno (Director)            Chief Executive Officer of Grupo
                                          Gigante, S.A. de C.V.

Romulo O'Farrill Jr. (Director)           Chairman and General Manager of
                                          Novedades Editores,  S.A. de C.V.

Juan Antonio Perez Simon (Vice            Chairman of the Board of Directors and
Chairman; Member of the Executive         Member of the Executive Committee of
Committee)                                Sanborns Hermanos, S.A., and member of
                                          the board of directors of America
                                          Telecom

Fernando Senderos Mestre (Director)       Chairman of the Board and Chief
                                          Executive Officer of Desc, S.A. de
                                          C.V.

Marco Antonio Slim Domit (Director;       President and Director of Grupo
Alternate Member of the Executive         Financiero Inbursa, S.A. de C.V.
Committee)

James W. Callaway (Director)              Group president of SBC Communications,
                                          Inc., International Operations

Richard P. Resnick (Director;             President of SBC International
Member of the Executive Committee)        Management Services, Inc.

Robert L. Henrichs (Director;             Director of Finance, SBC International
Alternate Member of the Executive         Management Services, Inc.
Committee)

Rafael Kalach Mizrahi (Director)          Chairman and chief executive officer
                                          of Grupo Kaltex, S.A. de C.V.

Ricardo Martin Bringas (Director)         Chief executive officer of
                                          Organizacion Soriana, S.A. de C.V.

Executive Officers

Jaime Chico Pardo                         Chief Executive Officer

Adolfo Cerezo Perez                       Chief Financial Officer